SunCoke Energy, Inc.

1011 Warrenville Road, Suite 600

Lisle, Illinois 60532

August 5, 2014

Via EDGAR and E-mail

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Melissa N. Rocha

            Senior Assistant Chief Accountant

Re:	SunCoke Energy, Inc.

   Form 10-K for the Year Ended December 31, 2013

   Filed February 28, 2014

   Definitive Proxy Statement on Schedule 14A

   Filed March 27, 2014

   File No. 1-35243

Dear Ms. Rocha:

This letter contains the responses of SunCoke Energy Inc. (the “Registrant”) to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated July 24, 2014 regarding the above-referenced filings.

For your convenience, the Staff’s comments have been repeated below in their entirety, with the Registrant’s response to a particular comment set out immediately underneath it. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the comment letter from the Staff. Capitalized terms used, but not otherwise defined, in this letter are intended to have the respective meanings ascribed to such terms in the above-referenced filings.

Form 10-K for the Year Ended December 31, 2013:

Notes to the Financial Statements

Note 16. Debt, page 100

1.	Please disclose whether you were in compliance with your debt covenants. Please also disclose the specific terms of the significant financial covenants to which you are subject with any required ratios/amounts. Please disclose the actual ratios/amounts as of each reporting date for any material debt covenants for which it is reasonably likely that you will not be able to meet. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350. Please show us in your supplemental response what the revisions in future filings will look like.

Securities and Exchange Commission

August 5, 2014

Response The Registrant is currently, and at all times during the year ended December 31, 2013 has been, in compliance with the covenants contained in its corporate debt documents. The Registrant acknowledges the Staff’s comment and, beginning with its Quarterly Report on Form 10-Q for the Period Ended June 30, 2014 (“Second Quarter Form 10-Q”), the Registrant will include the requested disclosure, both in the debt footnotes and in the discussion of liquidity and capital resources under Management’s Discussion and Analysis of Financial Condition and Results of Operations, or MD&A. Below is the disclosure included in the Registrant’s Second Quarter Form 10-Q. The Registrant also will include this form of disclosure in future filings:

“The Company and the Partnership are subject to certain debt covenants that, among other things, limit the Company’s and Partnership’s ability and the ability of certain of the Company’s and the Partnership’s subsidiaries to (i) incur indebtedness, (ii) pay dividends or make other distributions, (iii) prepay, redeem or repurchase certain debt, (iv) make loans and investments, (v) sell assets, (vi) incur liens, (vii) enter into transactions with affiliates and (viii) consolidate or merge. These covenants are subject to a number of exceptions and qualifications set forth in the respective agreements. Additionally, under the terms of the Credit Agreement, the Company is subject to a maximum consolidated leverage ratio of 4.25 to 1.00, calculated by dividing total debt by EBITDA as defined by the Credit Agreement, and a minimum consolidated interest coverage ratio of 2.75 to 1.00, calculated by dividing EBITDA by interest expense as defined by the Credit Agreement. Under the terms of the Partnership Revolver, the Partnership is subject to a maximum consolidated leverage ratio of 4.00 to 1.00, calculated by dividing total debt by EBITDA as defined by the Partnership Revolver, and a minimum consolidated interest coverage ratio of 2.50 to 1.00, calculated by dividing EBITDA by interest expense as defined by the Partnership Revolver. As of June 30, 2014, the Company and the Partnership were in compliance with all applicable debt covenants contained in the Credit Agreement and the Partnership Revolver. We do not anticipate any violation of these covenants nor do we anticipate that any of these covenants will restrict our operations or our ability to obtain additional financing.”

Definitive Proxy Statement on Schedule 14A filed March 27, 2014

Director Compensation, page 17

Director Stock Ownership Guidelines, page 18

2.	In future filings, please disclose whether each director has satisfied the requisite stock ownership guidelines. Similarly, please also disclose in future filings whether your executive officers have satisfied the stock ownership guidelines discussed on page 28.

Securities and Exchange Commission

August 5, 2014

Response: The Registrant acknowledges the Staff’s Comment, and will disclose in future filings whether each of the Registrant’s directors has satisfied the requisite stock ownership guidelines. The Registrant similarly will disclose in future filings whether its executive officers have satisfied their respective stock ownership guidelines. The Registrant’s directors are allowed a five-year phase-in period to reach their respective stock ownership goals in order to comply with the applicable guidelines. As of December 31, 2013, all the Registrant’s independent directors were in compliance with the guidelines. The Registrant’s executives have five years in which to acquire sufficient stock to meet their respective ownership guideline, with the expectation that the executive will accumulate approximately 20% of the guideline amount each year. The Registrant’s Compensation Committee reviews the stock ownership levels of the senior executives annually. As of January 1, 2014, the registrant’s Chief Executive Officer and its other named executive officers were in compliance with applicable stock ownership guidelines.

Executive Compensation, page 19

Compensation Discussion and Analysis, page 19

Annual Cash Incentive Awards, page 24

3.	Wth a view toward disclosure in future filings, please clarify how the AIP works “in conjunction with” the SEIP. Please also clarify whether you paid out any amounts under the SEIP in 2013, and tell us where these amounts are reflected in the Summary Compensation Table.

Response The Registrant’s named executive officers, or NEOs, participate in the SunCoke Energy, Inc. Annual Incentive Plan, or AIP, which is a performance-based annual cash incentive plan designed to promote the achievement of short-term business objectives by providing competitive incentive opportunities to senior executives who can significantly impact performance. The SunCoke Energy, Inc. Senior Executive Incentive Plan, or SEIP, acts as an overlay to the AIP and sets a performance-based ceiling on the bonuses paid under the AIP so that such bonuses meet the deductibility requirements of Section 162(m) of the Internal Revenue Code. For 2013, the SEIP covered all NEOs other than Mr. Newman (as the Registrant’s CFO, he was not subject to Section 162(m)).

Using Adjusted EBITDA as the performance metric for the 2013 performance year, the Compensation Committee established a bonus pool under the SEIP equal to 5% of Adjusted EBITDA, with Mr. Henderson eligible for a bonus opportunity of 50% of the bonus pool and each of Mr. Thomson and Ms. Cade eligible for a bonus opportunity of 25% of the bonus pool. The Compensation Committee establishes

Securities and Exchange Commission

August 5, 2014

performance goals for each NEO pursuant to the AIP and exercises its discretion to adjust the SEIP bonus pool amounts on the basis of achievement of the AIP criteria and pursuant to the terms of the AIP. To the extent that an NEO is awarded a bonus amount above the calculated bonus under the AIP, any such incremental amount is paid under the SEIP.

In the Registrant’s Definitive Proxy Statement on Schedule 14A filed March 27, 2014 (the “Proxy Statement”), the 2013 bonus amounts referred to on page 27 of the Proxy Statement and in the “Non-Equity Incentive Compensation” column of the Summary Compensation Table, on pages 31 and 32 of the Proxy statement, include the following amounts paid under the SEIP: for Mr. Henderson, $42,900; for Mr. Thomson, $15,130 and for Ms. Cade, $20,831.

Long-Term Performance Enhancement Plan, page 27

4.	With a view towards future disclosure, please tell us how the compensation committee determined the mix of stock options, restricted share units and performance share units comprising the long term equity awards.

Response Each year, the Compensation Committee of the Registrant’s Board of Directors evaluates the appropriate compensation mix and reviews data from the peer companies and others regarding typical mix of medium- and long-term incentive awards. Equity awards under the SunCoke Energy, Inc. Long-Term Performance enhancement Plan, or LTPEP, are designed to align the executives’ compensation with the interests of stockholders by creating a direct linkage between the executives’ rewards and stockholders’ gains, provide management with the ability to increase equity ownership in the Registrant, provide competitive compensation opportunities that can be realized through attainment of performance goals and provide an incentive to attract and retain executives. Based upon the NEO’s long-term incentive target and position, and factoring in peer company practices as well as our Compensation philosophy, the Committee determines the appropriate mix of equity vehicles for each executive.

5.	In future filings, please revise your disclosure to provide a more specific analysis of how the individual stock options, restricted share units and performance share unit amounts were determined for each named executive officer, specifying the financial and individual performance criteria used to determine award amounts for each named executive officer. See Item 402(b)(1)(v) of Regulation S-K.

Response The Registrant acknowledges the Staff’s Comment, and will revise its disclosure in future filings in order to provide a more specific analysis of how the individual stock options, restricted share units and performance share unit amounts are determined for each named executive officer, specifying the financial and individual performance criteria used to determine award amounts for each named executive officer.

Securities and Exchange Commission

August 5, 2014

6.	In future filings, please clarify how the level of payout under PSUs is determined. We note your disclosure that it varies from zero to 200%, but does not clarify what measure this percentage relates to. We note that you discuss target incentive opportunity amounts for each NEO for annual cash incentive awards, but not for the LTPEP or more specifically, the PSUs.

Response The Registrant acknowledges the Staff’s Comment and, n future filings, will clarify the methodology for determining the level of payout under PSUs, describing relevant goals and measurement criteria, as well as target incentive opportunity amounts for named executive officers participating in the LTPEP.

In submitting these responses to the comments contained in the Staff’s letter dated July 24, 2014, the Registrant hereby acknowledges that:

•	the Registrant and its management are responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Registrant’s filings; and

•	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions that you have with respect to the foregoing to the undersigned, at 630-824-1934, or to Denise R. Cade at 630-824-1906, or to John DiRocco, at 630-824-1785.

Very truly yours,

/s/ Mark Newman
Mark E. Newman
Senior Vice President and Chief Financial Officer

cc:	Denise R. Cade (SunCoke Energy, Inc.)
Kamyar Daneshvar (Securities and Exchange Commission)
John J. DiRocco, Jr. (SunCoke Energy, Inc.)
Gillian R. Hobson (Vinson & Elkins L.L.P.)
Nudrat Salik (Securities and Exchange Commission)